VOYA LETTERHEAD

LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

BY EDGARLINK

April 18, 2022

Ms. Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:

Variable Annuity Account I of Voya Retirement Insurance and Annuity Company

Correspondence in relation to Post-Effective Amendment No. 20 to Registration Statement on Form N-4

Prospectus Title: Retirement Master

File Nos.:  333-130822 and 811-08582

Ms. Hahn:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account C (the "Account") we are responding to your comments conveyed to us over the telephone on April 8, 2022, in relation to the Post-Effective Amendment No. 20 (“PEA No. 20”) to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on March 1, 2022. The following summarizes your comments, and our responses to those comments.

Comment #1:  On the facing page of the Registration Statement “immediately” was checked off.  Since these are 485(a) filings, 60 days after filing should have been checked.

Response #1:  We will remember to check off the correct box for all future 485(a) filings.

Comment #2:  On the bottom of the facing page, you are no longer required to include the “Title of Securities Being Registered.”

Response #2:  We have made this revision as a global change as requested.

Comment#3: On the Prospectus Cover, because only one contract offered, the first paragraph needs to be changed regarding multiple Contracts. The same change is required in the FEE TABLE.

Response #3:  We have made this revision as a global change as requested.

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Comment #4:  At the bottom of the Cover Page, the reference to death benefit payable under “participant’s certificate” should be changed to “participant’s contract”. If it is a certificate, define it in the glossary.

Response #4: The disclosure will be changed to participant’s Contract.

Comment #5:  In the Transaction Charges section of the KEY INFORMATION table, the Loan Interest Rate Spread and the Annual Loan administration fee need to be moved to the Ongoing Fees and Expenses (annual charges) section.

Response #5:  We have made this revision as a global change where applicable.

Comment #6:  In the Ongoing Fees and Expenses (annual charges) section under FEES AND EXPENSES, the 0.25% Administrative Expense charge mentioned in footnote 2 should be removed from the KEY INFORMATION table.

Response #6:  We have made this revision as a global change where applicable.

Comment #7: In the Risks Associated with Investment Options section, there is a reference in the second sentence to GAA. The Glossary has the Fixed Account and the Fixed Account II. All references to the GAA should be deleted here and all other places in the registration statement.

Response #7: We have removed all references to the Guaranteed Accumulation Account.

Comment #8:  If third party advisory fees are paid from Contract value, then include the penalties, etc. in the disclosure.

Response #8:  We will revise the disclosure where applicable.

Comment #9:  In the KEY INFORMATION table add the following language: “financial strength and” to the two sentences in the Insurance Company Risks subsection.

Response #9:  We have made this revision as a global change where applicable.

Comment #10:  In the Investments subsection of the RESTRICTIONS section in the KEY INFORMATION table, add state variations if there are any. Also state where an investor can get more information regarding state variations.

Response #10:  We have made this revision as requested.

Comment #11: In the Optional Benefits section of the KEY INFORMATION table, it is not clear if the payment of advisory fees is standard or optional. The disclosure should indicate if the advisory fee is considered a loan.

Response 11:  The advisory fee is an independent advisory services agreement between the participant and an investment adviser; therefore, it is not considered a loan.

Comment #12:  In the Transaction Expenses subsection of the FEE TABLE section, move the Loan Interest Rate Spread and the Annual Loan Administration Fee to the Annual Contract Expenses subsection. The information should match up the ISP.

Response #12:  We have made this revision as requested and aligned with ISP.

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Comment #13: The Loan Fees under Transaction Expenses should be moved under Annual Contract Expenses.

Response #13:  We have made these revisions as requested.

Comment #14:  In the PRINCIPAL RISKS OF INVESTING IN THE CONTRACT section, add payment of advisory fees from contract value. Also, add subject to financial strength and claims paying ability.

Response #14:  We have made these revisions as requested.

Comment #15: In the last paragraph of the VARIABLE ANNUITY ACCOUNT I section add the customer service telephone number.

Response #15:  We have made the revisions as requested.

Comment#16:  In the Variable Investment Options section include appropriate websites where indicated.

Response #16:  We have made these revisions as requested.

Comment #17:  In THE INVESTMENT OPTIONS section, delete the entire Insurance-Dedicated Fund subsection and delete the entire Possible Conflicts of Interest subsection.

Response #17:  We have made these revisions as requested.

Comment #18:  In the Charges for Advisory Services subsection of the CHARGES AND FEES section explain how a Contract Owner can terminate the advisory services.

Response #18:  We have added the following language explain how the Contract Owner could terminate the advisory services “Consequently, if you wanted to terminate your advisory arrangement you would need to contact your financial adviser.”

Comment #19: In the CONTRACT PURCHASE AND PARTICIPATION section, delete the entire Factors to Consider in the Purchase Decision subsection.

Response #19:  We have made this revision as requested.

Comment #20: In the BENEFITS AVAILABLE UNDER THE CONTRACT section, it is not clear if the Account Value Death Benefit should be in this section. If it is not needed, remove it. The following benefits should be standard and not optional benefits: Return of Purchase Payment Death Benefit, Asset Rebalancing Program, Systematic Distribution Options, and Loans.

Response #20:  We have removed the Account Value Death Benefit and made the other revisions as requested.

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Comment #21:  In APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT, delete the last sentence in the first paragraph.

Response #21:  We have made this revision as a global change as requested.

Comment #22:  In APPENDIX C:  FIXED PLUS ACCOUNT II, indicate the insurer-related risks associated with amounts paid to this General Account option.

Response #22:  We added the following language regarding the General Account: “All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.

Comment #23:  In the Interest Rates subsection under the Fixed Interest Option appendices, explain how a Contract Owner may obtain current rates.

Response #23:  We have added the following sentence to the Fixed Interest Option appendices: “For information about current interest rates, please contact Customer Service at 1-800-584-6001.”

Comment# 24:  SAI Page 1, paragraph 1, delete the reference to the SEC website.

Comment #24:  We have made the revision as requested.

Comment #25:  In PART C of the Registration Statement, hyperlink the agreements in the Exhibits table; change the heading in Item 34 from “Undertakings” to “Fee Representation” and delete the word “By:” from Charles P. Nelson’s signature block on the SIGNATURES page.

Response #25:  We have made these revisions as global changes.

Comment #26:  Clean up all references to Contracts in the ISP. There is only one Contract. Also, add advisor sold disclosure.

Response #26:  We have made the revisions as requested.

Comment #27:  Make the corrections to the placement of the Loan Interest Rate Spread and the Annual Loan Administration Fee and move them to the Annual Contract Expenses subsection.

Response # 27: We have made the placement revisions to match the statutory prospectus as requested.

Comment #28:  Remove references to the SEC website and include the information for Investor.gov.

Response #28:  We have made these revisions as global changes.

Comment #29:  The benefits in the BENEFITS AVAILABLE UNDER THE CONTRACT section should be identical to the statutory prospectus.

Response #29:  We have made the revisions to match the statutory prospectus as requested.

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Comment #30:  Include reference to Reduction of Advisory Fees Contact values which are missing from the ISP.

Response #30:  We have matched the disclosure in the ISP and the statutory prospectus.

Comment #31:  As a general comment, the disclosures between the prospectus and ISPs need to match.  Pay particular attention to the disclosure in the BENEFITS AVAILABLE UNDER THE CONTRACT table.

Response #31:  We have made the disclosures match between the prospectus and ISPs.

Comment #32:  Loan fees are annual and should be moved to the appropriate section.

Response # 32:  We have moved all the annual Loan Fees from the Transaction Expenses to the Annual Contract Expenses section.

Comment #33:  Fee waivers and expenses need to align with the statutory prospectus. In addition, remove all duplicate sentences.

Response #33:  We have aligned the prospectus disclosure with the ISP and removed any duplicate language.

If you have any questions, please call the undersigned at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli

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